Integrated Rail and Resources Acquisition Corp.
6100 Southwest Boulevard, Suite 320
Fort Worth, Texas 76109

VIA EDGAR

October 25, 2022

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549
Attn: Ronald Alper and Maryse Mills-Apenteng

Re:	Integrated Rail and Resources Acquisition Corp. Preliminary Proxy Statement on Schedule 14A filed October 17, 2022 File No. 001-41048

Dear Mr. Alper and Ms. Mills-Apenteng:

Integrated Rail and Resources Acquisition Corp., a Delaware corporation (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 24, 2022, regarding the Company’s Preliminary Proxy Statement on Schedule 14A, filed with the Commission on October 17, 2022 (the “Preliminary Proxy Statement”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed such comment with the Company’s response.

Preliminary Proxy Statement on Schedule 14A filed October 17, 2022

General

1.
With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

We respectfully advise the Staff that, for the reasons set forth below, the Company has determined that its sponsor, DHIP Natural Resources Investments, LLC (the “Sponsor”): (i) is not a non-U.S. person; (ii) is not controlled by a non-U.S. person; and (iii) does not have substantial ties with a non-U.S. person.

Because the Sponsor is a limited liability company formed under the laws of the State of Delaware, the Sponsor not considered a non-U.S. person.

The Company notes that the Sponsor is a manager-managed limited liability company. Its board of managers is comprised of three individuals who are citizens of the United States. In addition, the Sponsor’s two members (DHIP NRI Management Partners, LLC (“DHIP NRI MP”) and DHIP NRI Group, LLC (“NRI Investors”)) are both Delaware limited liability companies. The members of DHIP NRI MP are comprised of three individuals who are citizens of the United States, and each share decision-making power with respect to the actions of DHIP NRI MP. In addition, the manager of NRI Investors is a citizen of the United States, and each of the entity’s other owners are United States citizens. Given this foregoing organizational structure of the Sponsor, the Sponsor is not controlled by a non-U.S. person.

The Company has additionally confirmed that neither the Company nor the Sponsor has substantial ties with a non-U.S. person. We note that certain stockholders of the Company may not be U.S. persons.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Edward P. Bromley III, at ebromley@reedsmith.com or by telephone at (609) 514-8544.

Sincerely,

/s/ Richard D. Bertel
Richard D. Bertel
Chief Executive Officer
Integrated Rail and Resources Acquisition Corp.

cc:

Edward P. Bromley III, Reed Smith LLP